314.444.7600 (direct)		600 Washington Avenue
314.241.6056 (fax)		Suite 2500
www.lewisrice.com	Attorneys at Law	St. Louis, Missouri 63101

October 1, 2019

Via EDGAR and Overnight Delivery

Irene Barberena-Meissner

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549

Re:	BellRing Brands, Inc.
Registration Statement on Form S-1
Filed September 20, 2019
File No. 333-233867

Dear Ms. Barberena-Meissner:

On behalf of BellRing Brands, Inc. (the “Company”), we are submitting this letter and the accompanying materials contained in Exhibit A on a supplemental basis to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in response to the Staff’s letter addressed to Darcy Horn Davenport, President and Chief Executive Officer of the Company, dated September 30, 2019 (the “Comment Letter”), regarding the Company’s above-captioned registration statement on Form S-1 (the “Registration Statement”).

Set forth below is the response of the Company to the Comment Letter. For your convenience, the Staff’s comment is restated below in bold, with the Company’s response immediately following.

Registration Statement on Form S-1

Risk Factors

Disruption of our supply chain and changes in weather conditions could have an adverse effect on..., page 29

1.

You disclose that approximately 84% of your Premier Protein RTD shake supply came from three manufacturing locations of a single supplier, Stremick’s Heritage Foods, LLC, and that approximately 57% came from a single location of that supplier. We further note that you utilize a sole supplier for the aseptic packaging for your Premier Protein RTD shakes in the 11 ounce size. With this concentration, please disclose the location of such manufacturing facilities and describe any specific risks related to these geographic locations so that investors can better assess your supply risk. For example, we note that Stremick’s public website, available at http://www.heritage-foods.com/index.php?id=2, under “Capabilities-Production Facilities” discloses that it has facilities in Riverside and Santa Ana, CA, Cedar City, UT, and Joplin, MO. In terms of risks attendant to any one geographic location, as example only, we note that in 2011 an EF-5 multiple vortex tornado struck Joplin, MO, and since modern weather record keeping began in 1950, this was the deadliest and most costly tornado, with losses approaching $3 billion.

Established 1909

U.S. Securities and Exchange Commission

October 1, 2019

The Company has revised the disclosure under the referenced risk factor to disclose the location of the facilities of Stremick’s Heritage Foods, LLC at which the Company’s Premier Protein RTD shakes in the 11 ounce size, including the Joplin, Missouri location at which 57% of the 11 ounce RTD shakes are manufactured, and of the supplier for the aseptic packaging and to describe specific risks, if any, related to these geographic locations. Please refer to Exhibit A.

Exhibit A is marked to indicate changes from the Registration Statement, filed on September 20, 2019

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If you have any questions or comments with respect to the foregoing or to the first amended registration statement, please contact the undersigned at 314-444-7671.

Sincerely,

/s/ Tom W. Zook

cc:	Diedre J. Gray, Post Holdings, Inc.
Darcy Horn Davenport, BellRing Brands, Inc.

Exhibit A